Exhibit 99.1

Orangekloud Technology Inc. Enters into Definitive Agreement to Acquire Orbis Technology Limited, Operator of VeVe

Company to be renamed VeVe Inc. and trade on Nasdaq under ticker symbol “VEVE” upon closing; transaction contemplates concurrent private placement of $30 million to $100 million

SINGAPORE – August 24, 2026 (GLOBE NEWSWIRE) – Orangekloud Technology Inc. (Nasdaq: ORKT) (“Orangekloud” or “the Company”), a Singapore-based technology company offering the eMOBIQ® No-Code platform for the development of mobile applications and SaaS subscription-based ISV Solutions, today announced that it has entered into a definitive Agreement and Plan of Exchange of Securities (the “Exchange Agreement”) with Orbis Technology Limited (“Orbis”), a New Zealand company and the operator of VeVe Inc., the largest mobile-first digital collectibles platform.

Upon closing of the transaction, Orbis will become a subsidiary of the Company, which will be renamed VeVe Inc. and trade on Nasdaq under ticker symbol “VEVE”.

The Exchange Agreement follows the non-binding Letter of Intent announced on February 11, 2026, and represents the definitive agreement contemplated thereunder.

Orbis is a global digital intellectual property (IP) infrastructure company that enables leading brands to issue, authenticate, and monetize licensed digital assets at scale. Orbis operates across IP ingestion, rights management, marketplace infrastructure, and secondary-market monetization, providing an end-to-end platform for digital IP lifecycle management. VeVe is Orbis’s flagship consumer-facing brand and marketplace, serving as a distribution and demand engine for the Group’s underlying IP infrastructure.

Key Transaction Terms

-	Exchange consideration and exchange ratio. Up to 3,967,705 Orbis capital shares, representing 100% of the Orbis capital shares outstanding immediately prior to closing, may be exchanged for the issuance of up to 600,000,000 ordinary shares of the Company, at a deemed value of $1.00 per share, subject to adjustment for the exercise of certain Orbis warrants. At the effective time, each Orbis ordinary share held by an Orbis shareholder that is a party to the Exchange Agreement will be exchanged for 37.8048 Class A ordinary shares and 113.4144 Class B ordinary shares of the Company, up to approximately 150,017,021 Class A ordinary shares and approximately 449,982,979 Class B ordinary shares in the aggregate.

-	Warrants. As of the date of the Exchange Agreement, 101,736 warrants to acquire Orbis capital shares were outstanding. Orbis warrants exercised prior to the effective time will be exchanged on the same pro rata basis as other Orbis capital shares; any warrants that remain outstanding at the effective time may either remain outstanding and unchanged or be replaced with warrants exercisable for Class A and Class B ordinary shares of the Company in accordance with the conversion provisions of the Exchange Agreement. Separately, in connection with the closing, the Company intends to issue to its Advisor 90,927,946 warrants, each exercisable for one Class A ordinary share at an exercise price of $1.00 per share. Mutual agreement on the form of such warrant is a condition to closing.

-	Equity incentive and management awards. The Exchange Agreement permits the Company to grant awards under its 2025 Equity Incentive Plan covering up to 875,965 shares, and to grant performance- and service-based restricted stock units to each of Goh Kian Hwa and Lung Lay Hua with an aggregate value of up to $3 million each, subject to the conditions set forth in the Exchange Agreement.

-	Advisory fees. The Company may issue up to $3.5 million of restricted shares as an advisory success fee, contingent upon closing. The Exchange Agreement also provides for the payment of a finder’s fee in connection with certain operating expense financing, not to exceed 6% of the funds raised.

-	Shareholder support. Holders of more than 75% of the outstanding capital stock of Orbis have executed the Exchange Agreement. The Company anticipates that this percentage will increase to at least 93% pursuant to drag-along rights contained in an agreement among Orbis shareholders.

-	Concurrent financing. At or prior to closing, the Company is required to complete a private placement of Class A ordinary shares for aggregate gross proceeds of a minimum of $30 million and a maximum of $100 million. Of the proceeds, $3 million is to be provided at closing to a wholly owned operating subsidiary of the Company for ordinary-course operations related to its current mobile applications and SaaS solutions.

-	Orbis deposit. Orbis intends to provide the Company with $1 million in cash within 60 days of the date of the Exchange Agreement. The payment is non-refundable, subject to limited exceptions, and is restricted to use for the Company’s operations and ordinary-course business purposes.

-	Board and management. Following the effective time, the board of directors will consist of seven directors: Goh Kian Hwa and Lung Lay Hua, each a current director of the Company; four nominees designated by Orbis; and one nominee designated by the Company’s advisor. The post-closing board is required to satisfy Nasdaq independence requirements. Senior executive officer positions of the post-closing company will be held by individuals designated by Orbis.

-	Share structure. Holders of the Company’s existing Class B ordinary shares have delivered irrevocable instructions to convert all such shares into Class A ordinary shares effective upon, and conditioned on, the closing, and have agreed to vote in favor of the transaction. Holders of Orbis equity interests have entered into lock-up agreements covering the twelve-month period following the closing, subject to customary permitted transfers.

-	Nasdaq listing. The Company will use its reasonable best efforts to cause the Class A ordinary shares issued in the transaction to be approved for listing on the Nasdaq Stock Market at or after the effective time.

-	Additional financings. In addition to the concurrent private placement described above, the Exchange Agreement permits the Company to conduct an operating expense financing of up to $6 million, subject to the pricing, use-of-proceeds and 20% ownership limitations set forth in the Exchange Agreement.

“Signing this definitive agreement is a significant milestone for Orangekloud and for our shareholders,” said Goh Kian Hwa, Chief Executive Officer of Orangekloud Technology Inc. “Since announcing our letter of intent in February, both teams have worked diligently to reach terms that we believe position the combined business for its next stage of growth. Orbis has built genuine infrastructure for licensed digital IP, and VeVe has established a marketplace and audience at meaningful scale. We look forward to working toward the satisfaction of the closing conditions, including shareholder approval, and to keeping our shareholders informed as the process advances.”

“This agreement is an important step for Orbis and for VeVe,” said David Yu, Chief Executive Officer of Orbis. “Collectibles are one of the fastest-growing categories in consumer culture overall, and VeVe has established itself as a clear market leader in digital collectibles. This transaction supports our long-term plans for the platform and for the brands we work with, and we look forward to working with the Orangekloud team toward closing.”

Completion of the transaction is subject to the satisfaction or waiver of customary closing conditions, including final approval of the Company’s board of directors subject to receipt of a satisfactory independent fairness opinion; completion of financial, tax, and legal due diligence; confirmation of committed financing; approval by the Company’s shareholders at an extraordinary general meeting; approval for listing on Nasdaq of the Class A ordinary shares to be issued in the transaction; receipt of any required consent or non-objection from the New Zealand Overseas Investment Office; and the absence of any legal restraint preventing the transaction. The Exchange Agreement may be terminated by either party if the closing has not occurred by December 31, 2026, subject to extension in specified circumstances. There can be no assurance that the transaction will be completed on the terms described, on the anticipated timeline, or at all.

About Orangekloud Technology Inc.

Orangekloud Technology Inc. (Nasdaq: ORKT) is a Singapore-based technology company which offers the eMOBIQ® No-Code platform to develop mobile applications specially designed for Small and Medium Enterprises (SMEs) and corporations. A suite of eMOBIQ® mobile applications designed to digitalize and streamline operations in warehousing, sales ordering, delivery, manufacturing, and other key areas. The industry sectors focused on include Food Services & Manufacturing, Precision Engineering, Construction, etc.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the transaction. The Company’s and/or Orbis’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. No representations or warranties, express or implied are given in, or in respect of, this press release. When this press release uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Exchange Agreement with respect to the transaction; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the transaction and definitive agreements with respect thereto; (3) the inability to complete the transaction, including due to failure to obtain approval of the shareholders of the Company or Orbis or other conditions to closing; (4) the inability to obtain or maintain the listing of the Company’s shares on Nasdaq or another national securities exchange following the transaction; (5) the ability of the Company to remain current with its SEC filings; (6) the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction; (7) the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (8) costs related to the transaction; (9) changes in applicable laws or regulations; (10) the inability of Orbis to implement business plans, forecasts, and other expectations after the completion of the transaction; (11) the risk that the concurrent private placement contemplated by the Exchange Agreement, or additional capital needed following the transaction to support the combined company’s business or operations, may not be raised on favorable terms or at all; and (12) other risks and uncertainties included in documents filed or furnished with the SEC by the Company.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s annual report on Form 20-F and other documents filed or furnished by the Company from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. There may be additional risks that neither the Company nor Orbis presently knows, or that the Company and/or Orbis currently believe are immaterial, that could cause actual results to differ from those contained in the forward-looking statements. For these reasons, among others, investors and other interested persons are cautioned not to place undue reliance upon any forward-looking statements in this press release. Neither the Company nor Orbis undertakes any obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this press release, except as required by applicable law.

NO OFFER OR SOLICITATION

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Orangekloud Technology Inc. IR Contact:

Steven Chu, COO and IR Officer

70 Bendemeer Road #04-04 Luzerne

Singapore 339940

(+65) 6317 2050

Email: ir@orangekloud.com

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: ir@skylineccg.com